NUTRIBAND INC.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

May 31, 2023

Securities and Exchange Commission

Washington, D.C. 20549

RE: Nutriband Inc.

SEC Comment Letter dated May 31, 2023

Form 8-K

Filed January 5, 2023

File No. 333-237724

Dear Sir/Madam:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated May 31, 20223 (the “Comment Letter”) relating to the filing made by Nutriband Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth beneath the respective comments.

Correspondence filed May 25, 2023

General

1. We note your response letter dated May 25, 2023 and your intentions to delist from Upstream. Your draft disclosure states that you are terminating the dual listing on the “Seychelles Securities Exchange.” However, you state in your Form 10-K for the fiscal year ended January 31, 2023 (filed on April 26, 2023) that the dual listing of your common stock is “on the MERJ Upstream exchange, domiciled in the Seychelles.” Clarify and revise to reconcile the apparent inconsistency

RESPONSE:

The listing is on MERJ Upstream exchange, a fully operational securities exchange under Seychelles law, which is clarified in the revised draft Form 8-K/A, an attachment to this response letter.

2. Revise to disclose the effective date of the delisting and the number of U.S. investors, if any, who have exchanged shares on Upstream. If U.S. investors have exchanged shares on Upstream, tell us whether such shares will be transferred back to the company’s transfer agent. We refer to your disclosures in the Form 10-K filed April 26, 2023 regarding Upstream and that at present, a total of 250,000 shares of your common stock have been listed on Upstream by global holders. However, we also note that the terms “global stockholders” and “global holders” are not defined therein.

RESPONSE:

The attached draft Form 8-K/A discloses the number of non-U.S. shareholders (one) who listed their Nutriband shares on the MERJ Upstream Exchange, and the number of shares (250,000). The delisting is effective May 31, 2023, and our U.S. investor’s shares are in the process of being returned to the investor’s account at American Stock Transfer and Trust Company.

Please advise us as to any additional information that the Commission needs on this matter.

Very truly yours,

NUTRIBAND INC.

By:	/s/ Gareth Sheridan
Gareth Sheridan
Chief Executive Officer

ATTACHMENT

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 5, 2023

Nutriband Inc.

Nevada	000-55654	81-1118176
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 S. Orange Ave. Suite 1500 Orlando, Florida	32801
(Address of Principal Executive Offices)	(Zip Code)

(407) 377-6695

Registrant’s Telephone Number, Including Area Code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NTRB	The Nasdaq Stock Market LLC
Warrants	NTRBW	The Nasdaq Stock Market LLC

Item 7.01. Regulation FD Disclosure.

On May 24, 2023, the Company sent notice of the termination of the Securities Facility Services Agreement, dated January 5, 2023, by and between MERJ DEP Ltd and the Company (“Agreement”), which provided for the dual listing of the Company’s common stock on the MERJ Upstream exchange (“Upstream”), which is operated as a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities under the Seychelles securities laws. The termination is effective May 31, 2023.

The dual listing on Upstream was only available to our non-U.S. resident and non-Canadian resident investors (referred to as our “global shareholders”). One of our global shareholders had listed 250,000 of their Nutriband shares on Upstream under the Agreement. No other stockholder has listed their Nutriband shares on this exchange. The stockholder that had listed the 250,000 Nutriband shares on Upstream requested transfer of all 250,000 of his shares on Upstream back into the shareholder’s original direct holding of these shares held in his account at American Stock Transfer & Trust Company, the Company’s transfer agent. This transfer has been commenced by Upstream and is in process.

Accordingly, the dual listing of the Company’s common stock has been terminated as of May 31, 2023, and our global stockholders will not be able to take advantage of this alternative listing in the future. The termination of our listing on Upstream has no immediate effect on the continued listing status of the Company’s shares listing on the Nasdaq Capital Market, which remains fully effective.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

NUTRIBAND INC.

Date: June __, 2023	By:	/s/ Gareth Sheridan
R: Gareth Sheridan
Chief Executive Officer

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